Exhibit (a)(5)(I)

MINERALS TECHNOLOGIES COMPLETES TENDER OFFER FOR OUTSTANDING SHARES OF AMCOL INTERNATIONAL

NEW YORK, NY–May 9, 2014–Minerals Technologies Inc. (NYSE: MTX) announced today that it has successfully completed its tender offer to purchase all outstanding shares of AMCOL International Corporation (NYSE: ACO) for $45.75 per share in cash.

The tender offer expired at 9:00 a.m., New York City time, on May 9, 2014. As of expiration, 28,487,106 shares had been validly tendered and not validly withdrawn, representing approximately 87.4% of AMCOL’s outstanding shares of common stock. The conditions to the tender offer were satisfied, and Minerals Technologies Inc. (MTI) has accepted for payment and will promptly pay the depositary for all validly tendered shares.

MTI expects to complete the acquisition of AMCOL later today through a merger without a vote or meeting of AMCOL’s stockholders, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. Each of the remaining shares of AMCOL common stock not purchased in the tender offer will be converted into the right to receive the same $45.75 in cash that will be paid in the tender offer. Upon completion of the merger, AMCOL will become a wholly owned subsidiary of MTI. AMCOL’s common stock will no longer be listed on the New York Stock Exchange.

Cravath, Swaine & Moore LLP is acting as legal counsel to Minerals Technologies and Lazard is acting as its financial advisor. J.P. Morgan is also acting as a financial advisor.

About Minerals Technologies

New York-based Minerals Technologies Inc. is a resource- and technology-based growth company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and related systems and services. The company recorded sales of $1.02 billion in 2013.

About AMCOL

AMCOL, headquartered in Hoffman Estates, IL., USA, produces and markets a wide range of specialty minerals and materials used for industrial, environmental and consumer-related applications. AMCOL is the parent of American Colloid Co., CETCO (Colloid Environmental Technologies Company), CETCO Oilfield Services Company and the transportation operations, Ameri-co Carriers, Inc. and Ameri-co Logistics, Inc.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, which describe or are based on current expectations. Actual results may differ materially from these expectations. In addition, any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect our businesses, particularly those mentioned in the risk factors and other cautionary statements in our 2013 Annual Report on Form 10-K and in our other reports filed with the Securities and Exchange Commission.

Minerals Technologies Media

Brunswick Group

Steve Lipin/Lauren Odell

212-333-3810

Minerals Technologies Media & Investor Relations

Rick B. Honey

212-878-1831